CNB CORPORATION

Annual Report 2001

FINANCIAL HIGHLIGHTS

(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	2001	2000	1999
Operating Income	$ 39,300	$ 38,837	$ 36,050
Operating Expense	30,053	29,606	26,869
Operating Earnings	9,247	9,231	9,181
Income Taxes	2,812	2,920	3,076
Net Income	$ 6,435	$ 6,311	$ 6,105
Earnings Per Share of Common Stock	$ 9.00	$ 8.82	$ 8.53*
Return on Stockholders' Equity	12.25 %	13.42%	14.15%
Return on Average Assets	1.28 %	1.36%	1.35%
Cash Dividend Paid Per Share	$ 3.50	$ 3.50	$ 3.50
AT YEAR END			
Assets	$ 505,725	$ 471,076	$ 455,702
Loans (Less Reserve for Loan Losses)	292,844	291,866	263,690
Investments	162,106	131,190	144,019
Deposits	410,643	390,730	375,503
Reserve for Loan Losses	3,763	3,782	3,451
Stockholders' Equity	53,996	48,606	43,712
Shares Authorized	1,500,000	1,500,000	1,500,000
Shares Outstanding	716,112	714,990	715,151*
Number of Shareholders	723	682	672
Book Value Per Share	$ 75.40	$ 67.98	$ 61.12*
Loans to Deposits Ratio	72.23 %	75.67%	71.14%
Loans to Assets Ratio	58.65 %	62.76%	58.62%
Stockholders' Equity to Assets Ratio	10.68 %	10.32%	9.59%
Stockholders' Equity to Loans Ratio	18.20 %	16.44%	16.36%

*Restated for a 20% stock dividend issued during 2000.

The Annual Meeting of shareholders will be held in the main office building of The Conway National Bank at 1400 Third Avenue, Conway, South Carolina, at 4:15 P.M., on May 14, 2002. An official notice of meeting, proxy statement and proxy will be mailed to all shareholders on or about April 12, 2002. Only those holders of common stock of the Company of record at the close of business on May 3, 2002, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

The Company will furnish free of charge a copy of the 10-K annual report upon written request to Paul R. Dusenbury, Treasurer, CNB Corporation, P.O. Box 320, Conway, South Carolina 29528.

Certified Public Accountants
Elliott Davis, LLP
Greenville, South Carolina

CONTENTS

THE COMPANY

The Company is a South Carolina business corporation organized for the purpose of becoming a bank holding company for The Conway National Bank (the "Bank").

The Company and its subsidiary, the Bank, are engaged in a general banking business in Horry and Georgetown Counties, South Carolina. The Bank employs approximately 209 full-time-equivalent employees and has ten branch offices in addition to its principal office, which is located at 1400 Third Avenue in Conway, South Carolina.

The Company and its subsidiary perform the full range of normal commercial banking functions. Some of the major services provided include checking accounts, NOW accounts, money market deposit accounts, IRA accounts, savings and time deposits of various types, and loans to individuals for personal use, home mortgages, home improvement, automobiles, real estate, agricultural purposes and business needs. Commercial lending operations include various types of credit for business, industry, and agriculture. In addition, the Bank offers safe deposit boxes, wire transfer services, bank money orders, 24-hour teller machines on the STAR Network, internet banking, debit cards, direct deposits, and a MasterCard/Visa program. Through a correspondent relationship the Bank offers discount brokerage services. The Bank does not provide trust services.

CORPORATE INFORMATION

CNB Corporation
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRANSFER AGENT

The Conway National Bank
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRADED

Stock is traded by private transfers. There is no established trading market.

http://www.conwaynationalbank.com

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 2001 annual report of the financial operations of CNB Corporation and subsidiary, The Conway National Bank. Even with the challenging environment, the year 2001 was a year of solid financial performance and operational achievement for Conway National. Net income totaled $6.4 million, up from $6.3 million earned in 2000. Total assets for the Company closed the year at $505.7 million, up $34.6 million from $471.1 million at year-end 2000, and closed the year above the $500-million asset mark for the first time.

Total asset growth of 7.3% was primarily funded by a $19.9 million increase in deposits from $390.7 million at December 31, 2000, to $410.6 million at December 31, 2001. This growth in deposits is particularly noteworthy as it represents growth in traditional core deposits comprised of checking, savings, Money Market Deposit Accounts, and Certificates of Deposit under $100,000. These increases confirm once again that during periods of uncertainty, as well as periods of stability, depositors still desire banks with strong capital positions and a long history of solid performance.

Business and consumer loan demand reflected the slowing economy in 2001. As we continued to strive to meet the credit needs of our market, loans grew $1.0 million from $295.6 million at December 31, 2000 to $296.6 million at December 31, 2001. Due to the lessened demand for lendable funds, investment securities increased 23.6% during 2001 from $131.2 million to $162.1 million and provide for more than an adequate supply of secondary liquidity. The pace of lending activity quickened during the first quarter of 2002 and appears to indicate an improving local economy.

Net income for the year ended December 31, 2001 of $6.4 million represents an annualized return on average assets of 1.28% and an annualized return on average stockholders' equity of 12.25%. These returns compare favorably to industry standards and industry performance. In recognition of continued strong earnings, the Board declared a per share annual cash dividend of $3.50 in the fourth quarter of 2001.

The capital position of CNB Corporation remains strong. Stockholders' equity totaled $54.0 million at December 31, 2001, up 11.1% from $48.6 million at December 31, 2000, resulting in a current book value of $75.40 per share, an increase of 10.9% over the $67.98 book value per share at December 31, 2000. With stockholders' equity closing the year above the $50.0-million mark, this equity base will serve as a strong foundation to attract deposits, to support future growth of operations, and to enable the Bank to meet the growing financial needs of our growing market.

After a decade of unprecedented growth, 2001 was a year of great economic uncertainty. Even before the tragic events of September 11, the economy was reported to be in a recession. During 2001, the Federal Reserve took very bold measures to stimulate the economy by lowering interest rates 11 times for a total of 475 basis points. These actions pushed interest rates down to levels not seen in 40 years with the Federal Funds rate at 1.75% and the Prime lending rate at 4.75%. During this period of historically low interest rates, the real estate sector experienced an extended flurry of refinancing, while sales and construction have been buoyed by this low rate environment. Locally, 2002 is a new year, the economic outlook is brighter, with the area's economy projected to return to its normal growth rate.

As we continue to enhance and implement new and innovative ways of delivering service to our banking customers, during October we began offering customers Internet banking with the CNB NetTeller on-line banking service. We encourage you to do your banking and bill paying online by visiting any of our customer service representatives at the office most convenient for you. We also invite you to visit our Website at www.conwaynationalbank.com to find out more about Conway National Bank products and services.

On December 2, 2001, we were all saddened by the loss of Director Charles C. Cutts. We remember and wish to express appreciation for his devoted service to the Bank through the years from 1945-2001. Mr. Charlie's wit, wisdom, humility, and experience will be deeply missed by the Bank, the Board, and the community.

As we enter our 99th year of banking, our staff of 220 members wishes to thank our customers, shareholders, and directors for your support and involvement in making Conway National Bank successful. Our heritage demands that we remain true to the people, principles, values, and service that have so successfully guided us for over 98 years.

W. Jennings Duncan

W. Jennings Duncan, President
CNB Corporation and
The Conway National Bank

CNB Corporation
QUARTERLY SHAREHOLDER INFORMATION
(All Dollar Amounts, Except Per Share Data, in Thousands)

Summary of Operating Results by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2001	2000	2001	2000	2001	2000	2001	2000
Total Interest Income	$ 8,907	$ 8,301	$ 8,647	$ 8,491	$ 8,423	$ 8,646	$ 7,986	$ 8,837
Total Interest Expense	4,404	3,420	4,080	3,501	3,455	3,791	2,883	4,113
Net Interest Income	4,503	4,881	4,567	4,990	4,968	4,855	5,103	4,724
Provision for Possible Loan Losses	190	240	130	240	210	170	95	170
Total Other Operating Income	1,133	1,027	1,430	1,144	1,422	1,222	1,352	1,169
Total Other Operating Expenses	3,465	3,332	3,544	3,379	3,486	3,438	4,111	3,812
Income Before Income Taxes	1,981	2,336	2,323	2,515	2,694	2,469	2,249	1,911
Income Taxes	615	771	714	814	800	804	683	531
Net Income	$ 1,366	$ 1,565	$ 1,609	$ 1,701	$ 1,894	$ 1,665	$ 1,566	$ 1,380
Net Income Per Weighted Average Shares Outstanding	$ 1.91	$ 2.19	$ 2.25	$ 2.38	$ 2.65	$ 2.32	$ 2.19	$ 1.93

Stock Prices and Dividends

As of December 31, 2001, there were approximately 723 holders of record of Company stock. There is no established market for shares of Company stock and only limited trading in such shares has occurred since the formation of the Company on June 10, 1985. Most of the limited trading transactions have been effected through the efforts of officers of the Company in matching interested purchasers with shareholders who have expressed an interest in selling their shares of Company stock. Some private trading of Company stock has occurred without any participation in the transaction by the officers of the Company other than to effect the transfer on the Company's shareholder records. Accordingly, management of the Company is not aware of the prices at which all shares of Company stock have traded. The following table sets forth the prices known to management of the Company at which shares of Company stock have traded in each quarter within the two most recent fiscal years adjusted for the effect of a 20% stock dividend paid during 2000.

	2001		2000	
	High	Low	High	Low
First Quarter	$100.00	$100.00	$ 91.25	$ 91.25
Second Quarter	$104.00	$100.00	$ 95.00	$ 91.25
Third Quarter	$104.00	$104.00	$ 95.00	$ 95.00
Fourth Quarter	$107.00	$104.00	$100.00	$ 95.00

Holders of shares of Company stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company. The Company paid an annual cash dividend of $3.50 per share in 2001, 2000, 1999 and 1998, $3.00 per share in 1997, 1996 and 1995, $2.00 per share in 1994, 1993, and 1992, $1.50 per share in 1991, and $1.00 per share in the years 1985 through 1990. In addition, the Company may from time to time pay a stock dividend. The Company paid a 20% stock dividend in September 2000, a 25% stock dividend in September 1997, a 20% stock dividend in September 1994, a 50% stock dividend in July 1989, a 20% stock dividend in August 1987 and a 15% stock dividend in November 1985. There can be no assurance, however, as to the payment of dividends by the Company in the future since payment will be dependent upon the earnings and financial condition of the Company and the Bank and other related factors.

CNB Corporation
FINANCIAL SUMMARY
(All Dollar Amounts, Except Per Share Data, in Thousands)

The following table sets forth certain selected financial data relating to the Company and subsidiary and is qualified in its entirety by reference to the more detailed financial statements of the Company and subsidiary and notes thereto included elsewhere in this report.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Selected Income Statement Data:					
Total Interest Income	$ 33,963	$ 34,275	$ 31,743	$ 30,043	$ 27,759
Total Interest Expense	14,822	14,825	13,044	13,030	11,764
Net Interest Income	19,141	19,450	18,699	17,013	15,995
Provision for Possible Loan Losses	625	820	795	680	800
Net Interest Income after Provision for Possible Loan Losses	18,516	18,630	17,904	16,333	15,195
Total Other Operating Income	5,337	4,562	4,307	3,932	3,413
Total Other Operating Expense	14,606	13,961	13,030	11,936	11,041
Income Before Income Taxes	9,247	9,231	9,181	8,329	7,567
Income Taxes	2,812	2,920	3,076	2,821	2,760
Net Income	$ 6,435	$ 6,311	$ 6,105	$ 5,508	$ 4,807
Per Share:					
Net Income Per Weighted Average Shares Outstanding*	$ 9.00	$ 8.82	$ 8.53	$ 7.68	$ 6.69
Cash Dividend Paid Per Share	$ 3.50	$ 3.50	$ 3.50	$ 3.50	$ 3.00
Weighted Average Shares Outstanding*	714,618	715,656	716,209	716,942	718,122

*Restated for a 20% stock dividend issued during 2000.

	2001	2000	1999	1998	1997
Selected Balance Sheet Data:					
Assets	$ 505,725	$ 471,076	$ 455,702	$ 426,359	$ 381,144
Net Loans	292,844	291,866	263,690	225,997	218,842
Investment Securities	162,106	131,190	144,019	141,230	123,423
Federal Funds Sold	3,950	9,875	11,150	27,100	11,375
Deposits:					
Non-Interest-Bearing	$ 88,995	$ 76,342	$ 72,728	$ 66,303	$ 55,422
Interest-Bearing	321,648	314,388	302,775	279,809	245,905
Total Deposits	$ 410,643	$ 390,730	$ 375,503	$ 346,112	$ 301,327
Stockholders' Equity	$ 53,996	$ 48,606	$ 43,712	$ 41,201	$ 37,717

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis" is provided to afford a clearer understanding of the major elements of the Company's financial condition, results of operations, liquidity, and capital resources. The following discussion should be read in conjunction with the Company's financial statements and notes thereto and other detailed information appearing elsewhere in this report.

Distribution of Assets and Liabilities

The Company maintains a conservative approach in determining the distribution of assets and liabilities. Loans, net of unearned income, increased 10.7% from $267,141 at December 31, 1999 to $295,648 at December 31, 2000; and .3% from December 31, 2000 to $296,607 at December 31, 2001. Loan growth is attributed to overall business development efforts to meet business and personal loan demand in our market area. Loan demand was strong in our market area in 2000 reflecting a strong local economy, but declined in 2001 due to recessionary pressures coupled with the effects of the September 11 terrorist attacks on consumer confidence. Loans, net of unearned income, increased as a percentage of total assets from 58.6% at year-end 1999 to 62.8% at year-end 2000 and decreased to 58.6% at year-end 2001. Correspondingly, investment securities and federal funds sold decreased as a percentage of total assets from 34.1% at year-end 1999 to 29.9% at year-end 2000 and increased to 32.8% at year-end 2001 as investments have been utilized to balance the growth in loan outstandings. Investments and federal funds sold provide for an adequate supply of secondary liquidity. Year-end other assets as a percentage of total assets increased from 7.3% in 1999 and 2000 to 8.6% in 2001 due to the purchase of the existing Surfside Beach Office site in early 2001. Management has sought to build the deposit base with stable, relatively non-interest-rate sensitive deposits by offering the small to medium account holders a wide array of deposit instruments at competitive rates. Non-interest-bearing demand deposits have grown from 16.0% at December 31, 1999 to 16.2% at December 31, 2000 and 17.6% at December 31, 2001. Demand deposits are expected to decline over the long-term as more customers utilize interest-bearing deposit and repo accounts. Interest-bearing liabilities as a percentage of total assets have declined from 73.3% at December 31, 1999 to 72.3% at December 31, 2000 and 70.5% at December 31, 2001.

The following table sets forth the percentage relationship to total assets of significant components of the Company's balance sheet as of December 31, 2001, 2000 and 1999:

	December 31,		
	2001	2000	1999
Assets:			
Earning Assets:			
Loans, Net of Unearned Income	58.6%	62.8%	58.6%
Investment Securities:			
Taxable	26.7	23.6	28.0
Tax-Exempt	5.3	4.2	3.6
Federal Funds Sold and Securities Purchased under Agreement to Resell	.8	2.1	2.5
Other Earning Assets	-	-	-
Total Earning Assets	91.4	92.7	92.7
Other Assets	8.6	7.3	7.3
Total Assets	100.0%	100.0%	100.0%
Liabilities and Stockholders' Equity:			
Interest-Bearing Liabilities:			
Interest-Bearing Deposits	63.6%	66.8%	66.5%
Federal Funds Purchased and Securities Sold under Agreement to Repurchase	6.5	4.8	6.0
Other Short-Term Borrowings	.4	.7	.8
Total Interest-Bearing Liabilities	70.5	72.3	73.3
Non-Interest-Bearing Deposits	17.6	16.2	16.0
Other Liabilities	1.2	1.2	1.1
Stockholders' Equity	10.7	10.3	9.6
Total Liabilities and Stockholders' Equity	100.0%	100.0%	100.0%

Results of Operation

CNB Corporation and subsidiary experienced earnings in 2001, 2000, and 1999 of $6,435, $6,311, and $6,105, respectively, resulting in a return on average assets of 1.28%, 1.36%, and 1.35% and a return on average stockholders' equity of 12.25%, 13.42%, and 14.15%. The earnings were primarily attributable to favorable net interest margins in each period (see Net Income-Net Interest Income). Other factors include management's ongoing effort to maintain other income at adequate levels (see Net Income - Other Income) and to control other expenses (see Net Income - Other Expenses). These strong earnings, coupled with a conservative dividend policy, have supplied the necessary capital funds to support bank operations. Total assets were $505,725 at December 31, 2001 as compared to $471,076 at December 31, 2000 and $455,702 at December 31, 1999. The following table sets forth the financial highlights for fiscal years 2001, 2000, and 1999.

CNB Corporation and Subsidiary
FINANCIAL HIGHLIGHTS

(All Dollar Amounts, Except Per Share Data, in Thousands)

	December 31, 2001	2000 to 2001 Percent Increase (Decrease)	December 31, 2000	1999 to 2000 Percent Increase (Decrease)	December 31, 1999
Net Interest Income after Provision for Loan Losses	$ 18,516	(.6)%	$ 18,630	4.1 %	$ 17,904
Income Before Income Taxes	9,247	.2	9,231	5.5	9,181
Net Income	6,435	2.0	6,311	3.4	6,105
Per Share (weighted average of shares outstanding)*	$ 9.00	2.0	$ 8.82	3.4	$ 8.53
Cash Dividends Declared	2,507	.2	2,502	19.9	2,086
Per Share	$ 3.50	–	$ 3.50	–	$ 3.50
Total Assets	$ 505,725	7.4 %	471,076	3.4 %	$ 455,702
Total Deposits	410,643	5.1	390,730	4.1	375,503
Loans, Net of Unearned Income	296,607	.3	295,648	10.7	267,141
Investment Securities	162,106	23.6	131,190	(8.9)	144,019
Stockholders' Equity	53,996	11.1	48,606	11.2	43,712
Book Value Per Share* (actual number of shares outstanding)	$ 75.40	10.9	$ 67.98	11.2	$ 61.12
*Restated for Stock Dividend					
Ratios (1):					
Return on Average Total Assets	1.28 %	(5.9)	1.36 %	.7	1.35 %
Return on Average Stockholders' Equity	12.25 %	(8.7)	13.42 %	(5.2)	14.15 %

(1) For the fiscal years ended December 31, 2001, 2000, and 1999, average total assets amounted to $504,396, $462,360, and $453,571 with average stockholders' equity totaling $52,543, $47,025, and $43,146, respectively.

NET INCOME

Net Interest Income - Earnings are dependent to a large degree on net interest income, defined as the difference between gross interest and fees earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds.

The Bank maintained strong net interest margins in 2000 and 1999 by earning adequate yields on loans and investments and funding these assets with a favorable mix. However, the 2001 net interest margin fell below desirable levels due to an unusually rapid decline in market interest rates lowering returns available on loans and investments while interest costs on liabilities did not decline as quickly due to strong competitive pressure. We do expect a widening in the net interest margin in 2002. Fully-tax-equivalent net interest income grew from $19,069 in 1999 to $19,847 in 2000 and shrank to $19,621 in 2001. During the three-year period, total fully-tax-equivalent interest income increased by 8.0% from $32,113 in 1999 to $34,672 in 2000 and decreased .7% in 2001 to $34,443. Over the same period, total interest expense increased by 13.7% from $13,044 in 1999 to $14,825 in 2000 and showed little change to $14,822 in 2001. Fully-tax-equivalent net interest income as a percentage of average total earning assets was 4.5% in 1999, 4.6% in 2000, and decreased to 4.2% in 2001.

Interest rates paid on deposits and borrowed funds and earned on loans and investments have generally followed the fluctuations in market interest rates in 2001, 2000, and 1999. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the Bank's rate sensitivity position. A rate sensitive asset (RSA) is any loan or investment that can be repriced up or down in interest rate within a certain time interval. A rate sensitive liability (RSL) is an interest paying deposit or other liability that can be repriced either up or down in interest rate within a certain time interval. When a proper balance between RSA and RSL exists, market interest rate fluctuations should not have a significant impact on earnings. The larger the imbalance, the greater the interest rate risk assumed by the Bank and the greater the positive or negative impact of interest rate fluctuations on earnings. The Bank seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-run earning power. The following table sets forth the Bank's static gap rate sensitivity position at each of the time intervals indicated. The table illustrates the Bank's rate sensitivity position on specific dates and may not be indicative of the position at other points in time. Management believes that a rise or fall in interest rates will not materially effect earnings.

Interest Rate Sensitivity Analysis

Rate Sensitive Assets (RSA)	1 Day	90 Days	180 Days	365 Days	Over 1 to 5 Years	Over 5 Years
Federal Funds Sold	3,950	0	0	0	0	0
Investment Securities	0	8,184	9,000	25,029	105,622	12,877
Loans (net of non-accruals $633)	75,821	20,810	12,615	17,584	116,601	52,550
Total, RSA	79,771	28,994	21,615	42,613	222,223	65,427
Rate Sensitive Liabilities (RSL)						
Deposits:						
Certificates of Deposit of $100,000 or More	0	28,479	24,768	11,989	3,372	0
All Other Time Deposits	0	43,365	24,068	41,406	11,540	388
Federal Funds Purchased and Securities Sold Under Repurchase Agreements	32,289	532	0	0	0	0
Federal Home Loan Bank Advances	0	83	83	83	330	906
Total, RSL	32,289	72,459	48,919	53,478	15,242	1,294
RSA-RSL	47,482	(43,465)	(27,304)	(10,865)	206,981	64,133
Cumulative RSA-RSL	47,482	4,017	(23,287)	(34,152)	172,829	236,962
Cumulative RSA/RSL	2.47	1.04	.85	.84	1.78	2.06

Provision for Possible Loan Losses - It is the policy of the Bank to maintain the reserve for possible loan losses at the greater of 1.20% of net loans or the percentage based on the actual loan loss experience over the previous five years. In addition, management may increase the reserve to a level above those guidelines to cover potential losses identified during the ongoing in-house problem loan identification process. The Company includes the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118, in the allowance for loan losses (see NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES). The provision for possible loan losses was $625 in 2001, $820 in 2000, and $795 in 1999. Net loan charge-offs totaled $644 in 2001, $489 in 2000, and $476 in 1999 with net charge-offs being centered in consumer purpose loans during each period. The reserve for possible loan losses as a percentage of net loans was 1.28% at December 31, 2001, 1.30% at December 31, 2000, and 1.31% at December 31, 1999. The decreased provision during 2001 was due to a decrease in the rate of loan growth.

Securities Transactions - Net unrealized gains/(losses) in the investment securities portfolio were $2,999 at December 31, 2001, $455 at December 31, 2000, and $(2,121) at December 31, 1999. The market value of investment securities rose in 2000 and 2001 as overall market rates declined. No security gains/(losses) were taken in 1999 or 2000, but a gain of $169 was taken in 2001. Due to the increased steepness of the Treasury yield curve, it was felt appropriate to take the gains on the sale of $11,213 in available-for-sale short-term Treasuries with a .8 year average life and reinvest in U.S. Agencies with an average life of 5.3 years.

Other Income - Other income, net of any securities gains/(losses), increased by 5.9% from $4,307 in 1999 to $4,562 in 2000 and grew 13.3% from $4,562 in 2000 to $5,168 in 2001. Other income rose in 1999, 2000, and 2001 due to continued growth in deposit account activity, higher merchant discount income, and increased refinancing volume in the mortgage loan department. Effective July 1, 2001, overall service charge rates were increased which will correspondingly increase future non-interest income levels.

Other Expenses - Other expenses increased by 7.1% from $13,030 in 1999 to $13,961 in 2000 and 4.6% from $13,961 in 2000 to $14,606 in 2001. The components of other expenses are salaries and employee benefits of $8,024, $8,620, and $9,282; occupancy and furniture and equipment expenses of $1,719, $1,821, and $1,876; and other operating expenses of $3,287, $3,520, and $3,448 for 1999, 2000, and 2001, respectively. The increase in salaries and employee benefits reflects compensation increments, the increased costs of providing employee benefits, and an increase from 202 to 209 full-time equivalent employees over the three-year period. The addition of the Murrells Inlet Office in 2000 and the purchase of the Surfside Office, which was previously a leasehold interest, impacted occupancy and furniture and equipment expense. Looking ahead, non-interest expense should grow in 2002 due to the addition of a North Myrtle Beach Office and corresponding operational areas and in 2003 due to the construction of the new Main Office Retail Center. Other operating expenses have decreased due to lower credit card department related costs in the merchant discount income area.

Income Taxes - Provisions for income taxes decreased 5.1% from $3,076 in 1999 to $2,920 in 2000 and decreased 3.7% from $2,920 in 2000 to $2,812 in 2001. The decrease in income taxes in 2000 and 2001 was due to only a slight increase in income before income taxes each year coupled with a 7.1% increase in nontaxable income from $719 in 1999 to $770 in 2000 and a 20.9% increase from $770 in 2000 to $931 in 2001.

LIQUIDITY

The Bank's liquidity position is primarily dependent on short-term demands for funds caused by customer credit needs and deposit withdrawals and upon the liquidity of bank assets to meet these needs. The Bank's liquidity sources include cash and due from banks, federal funds sold, and short-term investments. In addition, the Bank has established federal funds lines of credit from correspondent banks; has the ability, on a short-term basis, to borrow funds from the Federal Reserve System; and has a line of credit from the Federal Home Loan Bank of Atlanta (See Note 8 - Lines of Credit). The Company has cash balances on hand of $5,248, $4,776, and $4,241 at December 31, 2001, 2000, and 1999 with liabilities, consisting of cash dividends payable, totaling $2,507, $2,502, and $2,086, respectively. Management feels that liquidity sources are more than adequate to meet funding needs.

OFF-BALANCE SHEET RISK

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of business. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to a third party. At December 31, 2001, the Bank had issued commitments to extend credit of $25.8 million and standby letters of credit of $3.5 million (see NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK). The majority of the commitments and standby letters of credit typically mature within one year and past experience indicates that many of the commitments and standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Obligations under noncancelable operating lease agreements totaled $41 thousand at December 31, 2001. These obligations are payable over several years as shown in NOTE 11 - COMMITMENTS AND CONTINGENCIES.

CAPITAL RESOURCES

Total stockholders' equity was $53,996, $48,606, and $43,712 at December 31, 2001, 2000, and 1999, representing 10.68%, 10.32%, and 9.59% of total assets, respectively. At December 31, 2001, the Bank exceeds quantitative measures established by regulation to ensure capital adequacy (see NOTE 15 - REGULATORY MATTERS). Capital is considered sufficient by management to meet current and prospective capital requirements and to support anticipated growth in bank operations.

EFFECTS OF INFLATION

Inflation normally has the effect of accelerating the growth of both a bank's assets and liabilities. One result of this inflationary effect is an increased need for equity capital. Income is also affected by inflation. While interest rates have traditionally moved with inflation, the effect on net income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. In some cases, however, rate increases are delayed on fixed-rate instruments. Loan demand normally declines during periods of high inflation. Inflation has a direct impact on the Bank's non-interest expense. The Bank responds to inflation changes through readjusting non-interest income by repricing services.

EFFECTS OF REGULATORY ACTION

The Federal Deposit Insurance Corporation (FDIC) reduced FDIC insurance premium rates during 1995 which has had a positive effect on subsequent earnings and should favorably impact future year's income. Effective March 11, 2000, the Gramm-Leach-Bliley Act of 1999 allows bank holding companies to elect to be treated as financial holding companies which may engage in a broad range of securities, insurance, and other financial activities. At this time, neither the Company nor the Bank plan to enter these new lines of business. The management of the Company and the Bank is not aware of any other current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on liquidity, capital resources, or operations.

ACCOUNTING ISSUES

Statement of Financial Accounting Standards No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of SFAS No. 125,"* was issued in September 2000. It revised the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures but will carry over most of SFAs No. 125's provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures related to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of SFAS No. 140 in 2001 did not have a material effect on the Company.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, *"Business Combinations"*, and SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company was required to adopt the provisions of SFAS No. 141 immediately and must adopt SFAS No. 142 effective January 1, 2002. The adoption of the provisions of SFAS No. 141 in 2001 did not have a material effect on the Company. The adoption of SFAS No. 142 is not expected to have a material effect on the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This SFAS supercedes prior pronouncements associated with impairment or disposal of long-lived assets. The SFAS establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. This statement is effective for all fiscal years beginning after December 15, 2001. This SFAS is not expected to have a material impact on the Company's financial position.

On July 2, 2001, The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, *"Selected Loan Loss Allowance Methodology and Documentation Issues."* SAB 102 expresses the SEC's views on the development, documentation, and application of a systematic methodology for determining the allowance for loan and lease losses in accordance with Generally Accepted Accounting Principles. The Company believes that it is currently in compliance with the requirements of SAB 102.

Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

RISKS AND UNCERTAINTIES

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from interest rate risk inherent in its lending, deposit, and borrowing activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks which the Company manages in the normal course of business, such as credit quality and liquidity risk, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and results of operations (See Net Income - Net Interest Income). Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of the Company's business activities.

[This page intentionally left blank]

Elliott Davis, LLP
Advisors-CPAs-Consultants
870 S. Pleasantburg Drive
P.O. Box 6286
Greenville, SC 29606-6286
Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited the accompanying consolidated balance sheets of ***CNB Corporation and Subsidiary*** as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *CNB Corporation and Subsidiary* at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLP

January 18, 2002
Greenville, South Carolina

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(amounts, except share data, in thousands)

	December 31, 2001	December 31, 2000
ASSETS		
CASH AND DUE FROM BANKS	$ 27,895	$ 20,239
FEDERAL FUNDS SOLD	3,950	9,875
INVESTMENT SECURITIES AVAILABLE FOR SALE	140,007	87,581
INVESTMENT SECURITIES HELD TO MATURITY (fair value $21,312 in 2001 and $42,506 in 2000)	20,705	42,215
OTHER INVESTMENTS, AT COST	1,394	1,394
LOANS	296,607	295,648
Less allowance for loan losses	(3,763)	(3,782)
Net loans	292,844	291,866
PREMISES AND EQUIPMENT	11,285	9,795
ACCRUED INTEREST RECEIVABLE	4,482	5,099
OTHER ASSETS	3,163	3,012
	$ 505,725	$ 471,076
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 88,995	$ 76,342
Interest-bearing	321,648	314,388
Total deposits	410,643	390,730
Federal Home Loan Bank advances	1,485	1,650
Securities sold under repurchase agreements	32,821	22,567
United States Treasury demand notes	653	1,834
Other liabilities	6,127	5,689
Total liabilities	451,729	422,470
COMMITMENTS AND CONTINGENT LIABILITIES - Notes 10 and 11		
STOCKHOLDERS' EQUITY		
Common stock - $10 par value; authorized 1,500,000 shares; issued 718,246 shares in 2001 and 2000	7,182	7,182
Capital in excess of par value of stock	34,774	34,732
Retained earnings	10,826	6,898
Accumulated other comprehensive income	1,435	98
	54,217	48,910
Less 2,134 in 2001 and 3,256 in 2000 shares held in Treasury at cost	(221)	(304)
Total stockholders' equity	53,996	48,606
	$505,725	$471,076

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(amounts, except per share data, in thousands)

	For the years ended December 31,		
	2001	2000	1999
INTEREST INCOME			
Loans and fees on loans	$ 24,967	$ 25,771	$ 21,869
Investment securities			
Taxable	6,778	7,045	7,754
Nontaxable	931	770	719
Total interest on investment securities	7,709	7,815	8,473
Federal funds sold	1,287	689	1,401
Total interest income	33,963	34,275	31,743
INTEREST EXPENSE			
Deposits	13,577	13,082	11,616
Securities sold under repurchase agreements	1,070	1,470	1,351
Federal Home Loan Bank advances	111	154	-
United States Treasury demand notes	64	119	77
Total interest expense	14,822	14,825	13,044
Net interest income	19,141	19,450	18,699
PROVISION FOR LOAN LOSSES	625	820	795
Net interest income after provision for loan losses	18,516	18,630	17,904
NONINTEREST INCOME			
Service charges on deposit accounts	3,015	2,758	2,563
Other service and exchange charges	2,153	1,804	1,744
Gain on sale of investment securities available for sale	169	-	-
Total noninterest income	5,337	4,562	4,307
NONINTEREST EXPENSES			
Salaries and wages	7,212	6,794	6,387
Pensions and other employee benefits	2,070	1,826	1,637
Occupancy	853	846	755
Furniture and equipment	1,023	975	964
Liability insurance	74	76	110
Office supplies	447	405	490
Credit card operations	863	947	862
Other operating expenses	2,064	2,092	1,825
Total noninterest expenses	14,606	13,961	13,030
Income before provision for income taxes	9,247	9,231	9,181
PROVISION FOR INCOME TAXES	2,812	2,920	3,076
Net income	$ 6,435	$ 6,311	$ 6,105
NET INCOME PER SHARE OF COMMON STOCK	$ 9.00	$ 8.82	$ 8.53

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2001, 2000, and 1999
(amounts, except share data, in thousands)

	Common stock		Capital in excess of par value of stock	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders' equity
	Shares	Amount					
BALANCE, DECEMBER 31, 1998	598,681	$5,987	$ 24,538	$ 10,448	$ 425	$ (197)	$ 41,201
Net income	-	-	-	6,105	-	-	6,105
Cash dividend, $3.50 per share	-	-	-	(2,086)	-	-	(2,086)
Treasury stock transactions, net	-	-	-	-	-	(80)	(80)
Gain on sale of treasury stock	-	-	8	-	-	-	8
Net change in unrealized holding gain, net of income taxes of $957	-	-	-	-	(1,436)	-	(1,436)
BALANCE, DECEMBER 31, 1999	598,681	5,987	24,546	14,467	(1,011)	(277)	43,712
Net income	-	-	-	6,311	-	-	6,311
Cash dividend, $3.50 per share	-	-	-	(2,502)	-	-	(2,502)
Six-for-five stock split effected in the form of a stock dividend	119,565	1,195	10,163	(11,358)	-	-	-
Cash in lieu of fractional shares on stock split	-	-	-	(20)	-	-	(20)
Treasury stock transactions, net	-	-	-	-	-	(27)	(27)
Gain on sale of treasury stock	-	-	23	-	-	-	23
Net change in unrealized holding loss, net of income taxes of $739	-	-	-	-	1,109	-	1,109
BALANCE, DECEMBER 31, 2000	718,246	7,182	34,732	6,898	98	(304)	48,606
Net income	-	-	-	6,435	-	-	6,435
Cash dividend, $3.50 per share	-	-	-	(2,507)	-	-	(2,507)
Treasury stock transactions, net	-	-	-	-	-	83	83
Gain on sale of treasury stock	-	-	42	-	-	-	42
Net change in unrealized holding gain, net of income taxes of $891	-	-	-	-	1,337	-	1,337
BALANCE, DECEMBER 31, 2001	718,246	$ 7,182	$34,774	$10,826	$1,435	$ (221)	$53,996

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(amounts in thousands)

	For the years ended December 31,		
	2001	2000	1999
NET INCOME	$ 6,435	$ 6,311	$ 6,105
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized holding (losses) gains on investment securities available for sale	1,506	1,109	(1,436)
Reclassification adjustments for gains included in net income	(169)	-	-
COMPREHENSIVE INCOME	$ 7,772	$ 7,420	$ 4,669

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the years ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 6,435	$ 6,311	$ 6,105
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	650	586	576
Provision for loan losses	625	820	795
Provision for deferred income taxes	(267)	(40)	(112)
(Gain) loss on disposal of equipment	-	7	(2)
Gain on sale of investment securities available for sale	(169)	-	-
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	617	(633)	(365)
Increase in other assets	(265)	(98)	(77)
Increase (decrease) in other liabilities	(14)	73	168
Net cash provided by operating activities	7,612	7,026	7,088
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	11,382	-	-
Proceeds from maturities and calls of investment securities held to maturity	21,510	12,653	14,450
Proceeds from maturities of investment securities available for sale	44,192	13,671	17,454
Purchases of investment securities available for sale	(105,602)	(11,647)	(28,416)
Purchases of investment securities held to maturity	-	-	(8,670)
Net decrease in federal funds sold	5,925	1,275	15,950
Net increase in loans	(1,667)	(28,996)	(38,489)
Premises and equipment expenditures	(2,140)	(1,884)	(1,820)
Net cash used for investing activities	(26,400)	(14,928)	(29,541)
FINANCING ACTIVITIES			
Dividends paid	(2,502)	(2,086)	(2,090)
Net increase in deposits	19,913	15,227	29,390
Increase (decrease) in securities sold under repurchase agreements	10,254	(4,910)	(5,041)
Proceeds from Federal Home Loan Bank advances	-	1,650	-
Repayments of Federal Home Loan Bank advances	(165)	-	-
Increase (decrease) in United States Treasury demand notes	(1,181)	(1,975)	2,661
Treasury stock transactions, net	125	(4)	(72)
Cash paid in lieu of fractional shares on stock split	-	(20)	-
Net cash provided by financing activities	26,444	7,882	24,848
Net increase (decrease) in cash and due from banks	7,656	(20)	2,395
CASH AND DUE FROM BANKS, BEGINNING OF YEAR	20,239	20,259	17,864
CASH AND DUE FROM BANKS, END OF YEAR	$ 27,895	$ 20,239	$ 20,259
CASH PAID FOR			
Interest	$ 15,216	$ 12,953	$ 12,759
Income taxes	$ 2,815	$ 3,087	$ 3,408

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of *CNB Corporation* ("the Company") and its wholly-owned subsidiary, The Conway National Bank ("the Bank"). The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The Bank operates under a national bank charter and provides full banking services to customers. The Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the consolidated statements of income for the periods covered. Actual results could differ from those estimates.

Concentrations of credit risk

The Company, through its subsidiary, makes commercial and personal loans to individuals and small businesses located primarily in the South Carolina coastal region. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Cash and cash equivalents

For purposes of the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due from Banks". Cash and cash equivalents have an original maturity of three months or less.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* This statement requires that the Company classify debt securities upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of stockholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a method which approximates a level yield. To qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

(Continued)

Loans and interest income

Interest on loans is accrued and recognized based upon the interest method.

The Company accounts for impaired loans in accordance with SFAS No. 114, "*Accounting by Creditors for Impairment of a Loan*". This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Allowance for loan losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance appropriate and adequate to cover possible losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

(Continued)

Advertising expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising, promotional and other business development costs of $294,000, $357,000 and $285,000, were included in the Company's results of operations for 2001, 2000, and 1999, respectively.

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. Under SFAS No. 109, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense, or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statements expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes). Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized.

Reclassifications

Certain amounts in the financial statements for the year ended December 31, 2000 and 2001 have been reclassified, with no effect on net income to be consistent with the classifications adopted for the year ended December 31, 2001.

Net income per share

The Company computes net income per share in accordance with SFAS No. 128, *"Earnings Per Share."* Net income per share is computed on the basis of the weighted average number of common shares outstanding: 714,618 in 2001, 715,656 in 2000, and 716,209 in 1999. The Company does not have any dilutive instruments and therefore only basic net income per share is presented.

Fair values of financial instruments

SFAS No. 107, *"Disclosures About Fair Value of Financial Instruments,"* as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities available for sale and held to maturity - Fair values for investment securities are based on quoted market prices.

Other investments - No ready market exists for Federal Reserve and Federal Home Loan Bank Stock and they have no quoted market value. However, redemption of this stock has historically been at par value.

(Continued)

Fair values of financial instruments, continued

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term borrowings - The carrying amounts of borrowings under repurchase agreements, federal funds purchased, short-term Federal Home Loan Bank advances and U. S. Treasury demand notes approximate their fair values.

Federal Home Loan Bank advances - Fair values of Federal Home Loan Bank advances are based on a discounted cash flow analysis comparing existing rates on the Company's advances to current rates offered on advances of similar maturities.

Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recently issued accounting standards

Statement of Financial Accounting Standards No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of SFAS No. 125,* " was issued in September 2000. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures but will carry over most of SFAS No. 125's provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures related to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of SFAS No. 140 in 2001 did not have a material effect on the Company.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *"Business Combinations"*, and SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company was required to adopt the provisions of SFAS No. 141 immediately and must adopt SFAS No. 142 effective January 1, 2002. The adoption of the provisions of SFAS No. 141 in 2001 did not have a material effect on the Company. The adoption of SFAS No. 142 is not expected to have a material effect on the Company.

(Continued)

Recently issued accounting standards, continued

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* This SFAS supercedes prior pronouncements associated with impairment or disposal of long-lived assets. The SFAS establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. This statement is effective for all fiscal years beginning after December 15, 2001. This SFAS is not expected to have a material impact on the Company's financial position.

On July 2, 2001, The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB") No. 102, *"Selected Loan Loss Allowance Methodology and Documentation Issues"*. SAB 102 expresses the SEC's views on the development, documentation and application of a systematic methodology for determining the allowance for loan and lease losses in accordance with Generally Accepted Accounting Principles. The Company believes that it is currently in compliance with the requirements of SAB 102.

Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 2001 and 2000 were approximately $9,103,000 and $8,852,000, respectively.

NOTE 3 - INVESTMENT SECURITIES

The book value, approximate fair value and expected maturities of investment securities are summarized as follows (tabular amounts in thousands):

	December 31, 2001			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Federal Agencies				
Within one year	$ 9,927	$ 173	$ -	$ 10,100
One to five years	96,652	2,050	174	98,528
Six to ten years	14,612	328	-	14,940
	121,191	2,551	174	123,568
State, county and municipal				
One to five years	3,652	48	29	3,671
Six to ten years	11,640	149	146	11,643
After ten years	854	3	10	847
	16,146	200	185	16,161
Other				
CRA Qualified Investment Fund	278	-	-	278
Total available for sale	$137,615	$ 2,751	$ 359	$ 140,007
HELD TO MATURITY				
Federal agencies				
Within one year	$ 3,013	$ 31	$ -	$ 3,044
One to five years	7,011	295	-	7,306
	10,024	326	-	10,350
State, county and municipal				
Within one year	1,570	20	-	1,590
One to five years	5,931	187	-	6,118
Six to ten years	3,180	80	6	3,254
	10,681	287	6	10,962
Total held to maturity	$ 20,705	$ 613	$ 6	$ 21,312

(Continued)

NOTE 3 - INVESTMENT SECURITIES, Continued

	December 31, 2000			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
United States Treasury				
Within one year	$ 14,066	$ 65	$ -	$ 14,131
Federal Agencies				
Within one year	25,059	19	52	25,026
One to five years	41,517	129	207	41,439
	66,576	148	259	66,465
State, county and municipal				
One to five years	453	5	-	458
Six to ten years	4,711	134	-	4,845
After ten years	1,357	71	-	1,428
	6,521	210	-	6,731
Other				
CRA Qualified Investment Fund	254	-	-	254
Total available for sale	$ 87,417	$ 423	$ 259	$ 87,581
HELD TO MATURITY				
United States Treasury				
Within one year	$ 1,006	$ 1	$ -	$ 1,007
Federal agencies	13,026	23	2	13,047
Within one year	15,082	129	22	15,189
One to five years	28,108	152	24	28,236
State, county and municipal				
Within one year	2,415	11	-	2,426
One to five years	6,322	50	4	6,368
Six to ten years	4,364	112	7	4,469
	13,101	173	11	13,263
Total held to maturity	$ 42,215	$ 326	$ 35	$ 42,506

OTHER INVESTMENTS, AT COST

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB")and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

NOTE 3 - INVESTMENT SECURITIES, Continued

OTHER INVESTMENTS, AT COST, Continued

The Company's investments in stock are summarized below (tabular amounts in thousands):

	December 31,	
	2001	2000
Federal Reserve Bank	$ 116	$ 116
Federal Home Loan Bank of Atlanta	1,278	1,278
	$ 1,394	$ 1,394

Investment securities with an aggregate par value of $76,640,000 at December 31, 2001 and $90,870,000 at December 31, 2000 were pledged to secure public deposits and for other purposes.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans by major classification (tabular amounts in thousands):

	December 31,	
	2001	2000
Real estate – mortgage	$ 187,808	$ 191,329
Real estate – construction	28,324	20,590
Commercial and industrial	44,351	45,929
Loans to individuals for household, family and other consumer expenditures	32,008	34,726
Agriculture	1,316	1,376
All other loans, including overdrafts	2,800	1,698
	$296,607	$ 295,648

The Bank's loan portfolio consisted of $220,786,000 and $232,944,000 in fixed rate loans as of December 31, 2001 and 2000, respectively. Fixed rate loans with maturities in excess of one year amounted to $169,151,000 and $175,866,000 at December 31, 2001 and 2000, respectively. The Bank has an available line of credit from the Federal Home Loan Bank of Atlanta. Securing the line is a blanket lien on qualifying 1-4 family mortgages.

Changes in the allowance for loan losses are summarized as follows (tabular amounts in thousands):

	For the years ended December 31,		
	2001	2000	1999
Balance, beginning of year	$ 3,782	$ 3,451	$ 3,132
Recoveries of loans previously charged against the allowance	305	257	340
Provided from current year's income	625	820	795
Loans charged against the allowance	(949)	(746)	(816)
Balance, end of year	$ 3,763	$ 3,782	$ 3,451

At December 31, 2001 and 2000, non-accrual loans totaled $633,000 and $305,000, respectively. The total amount of interest earned on non-accrual loans was $12,000 in 2001, $10,000 in 2000, and $26,000 in 1999. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $66,000 in 2001, $38,000 in 2000, and $46,000 in 1999. As of December 31, 2001 and 2000, the Company had no impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 is summarized as follows (tabular amounts in thousands):

	2001	2000
Land and buildings	$ 14,097	$ 12,267
Furniture, fixtures and equipment	6,175	5,826
	20,272	18,093
Less accumulated depreciation and amortization	8,992	8,359
	11,280	9,734
Construction in progress	5	61
	$11,285	$ 9,795

Depreciation and amortization of premises and equipment charged to operating expense totaled $650,000 in 2001, $586,000 in 2000, $576,000 in 1999.

NOTE 6 - DEPOSITS

A summary of deposits, by type, as of December 31 follows (tabular amounts in thousands):

	2001	2000
Transaction accounts	$ 139,395	$ 126,536
Savings deposits	29,237	25,182
Insured money market accounts	52,636	39,122
Time deposits over $100,000	68,608	85,981
Other time deposits	120,767	113,909
Total deposits	$410,643	$390,730

Interest paid on certificates of deposit of $100,000 or more totaled $4,627,000 in 2001, $3,915,000 in 2000, and $3,513,000 in 1999.

At December 31, 2001 the scheduled maturities of time deposits are as follows (dollar amounts in thousands):

2002	$ 174,075
2003	9,480
2004	5,432
2005	388
	$189,375

NOTE 7 - FHLB ADVANCES AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular amounts in thousands):

	At and for the year ended December 31,	
	2001	2000
Amount outstanding at year end	$ 32,821	$ 22,567
Average amount outstanding during year	30,882	30,851
Maximum outstanding at any month-end	36,702	34,263
Weighted average rate paid at year-end	1.91%	5.00%
Weighted average rate paid during year	3.46%	4.76%

(Continued)

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained at the Federal Reserve Bank of Richmond. U. S. Government securities with a book value of $37,599,000 ($38,631,000 fair value) and $38,592,000 ($38,626,000 fair value) at December 31, 2001 and 2000, respectively, are used as collateral for the agreements.

The Bank has an outstanding advance with the FHLB totaling $1,485,000 and $1,650,000 at December 31, 2001 and 2000, respectively. At December 31, 2001, the advance bears interest at 7.01 percent and matures on October 18, 2010.

NOTE 8 - LINES OF CREDIT

At December 31, 2001, the Bank had unused short-term lines of credit totaling $23,000,000 to purchase Federal Funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

The Bank has a demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond. The Bank may borrow up to $7,000,000 under the arrangement at an interest rate of 1.40 percent. The note is secured by U.S. Treasury Notes with a market value of $6,295,000 at December 31, 2001. The amount outstanding under the note totaled $653,000 and $1,834,000 at December 31, 2001 and 2000, respectively.

The Bank also has a line of credit from the FHLB for $76,306,000 secured by a lien on the Bank's qualifying 1-4 family mortgages and the Bank's investment in FHLB stock. Allowable terms range from overnight to 20 years at varying rates set daily by the FHLB. At December 31, 2001, $1,485,000 was outstanding under the agreement.

NOTE 9 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows (dollar amounts in thousands):

	For the years ended December 31,					
	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 3,144	34.0%	$ 3,138	34.0%	$ 3,122	34.0%
Increase (decrease) in taxes resulting from:						
Tax exempt interest	(352)	(3.8)	(253)	(2.7)	(242)	(2.6)
State bank tax (net of federal benefit)	193	2.1	188	2.0	183	2.0
Other – net	(173)	(1.9)	(153)	(1.6)	13	0.1
Tax provision	$2,812	30.4%	$ 2,920	31.7%	$ 3,076	33.5%

(Continued)

NOTE 9 - INCOME TAXES, Continued

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Allowance for loan losses deferred for tax purposes	$ 1,443	$ 1,280
Other	255	214
Gross deferred tax assets	1,698	1,494
Less valuation allowance	835	930
Net deferred tax assets	863	564
Deferred tax liabilities:		
Unrealized net gains on securities available for sale	(957)	(65)
Depreciation for income tax reporting in excess of amount for financial reporting	(351)	(320)
Gross deferred tax liabilities	(1,308)	(385)
Net deferred tax asset (liability)	$ (445)	$ 179

The net deferred tax asset (liability) is included in other assets and other liabilities at December 31, 2001 and 2000, respectively.

A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for sale. The related 2001 deferred tax expense of $891,000 and the 2000 deferred tax expense of $739,000 have been recorded directly to stockholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit.

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes (amounts in thousands):

	For the years ended December 31,		
	2001	2000	1999
Income taxes currently payable			
Federal	$ 2,742	$ 2,933	$ 2,910
State	292	285	278
	3,034	3,218	3,188
Deferred income taxes	(222)	(298)	(112)
Provision for income taxes	$ 2,812	$ 2,920	$ 3,076

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

The contract value of the Bank's off balance sheet financial instruments is as follows as of December 31, 2001 (amounts in thousands):

	Contract amount
Commitments to extend credit	$25,819
Standby letters of credit	$ 3,488

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Bank was obligated under a number of non-cancelable operating leases on land used for branch offices and a computer maintenance contract that had initial or remaining terms of more than one year. Future minimum payments under these agreements at December 31, 2001 were (tabular amounts in thousands):

Payable in year ending	Amount
2002	$ 16
2003	5
2004	5
2005	4
2006	4
2007 and thereafter	7
Total future minimum payments required	$ 41

Lease payments under all operating leases charged to expense totaled $25,000 in 2001, $60,000 in 2000 and $92,900 in 1999. The leases provide that the lessee pay property taxes, insurance and maintenance cost.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

NOTE 12 - RESTRICTION ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Bank. At December 31, 2001 the Bank's retained earnings were $10,826,000.

NOTE 13 - TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ASSOCIATES

Directors and executive officers of the Company and the Bank and associates of such persons are customers of and had transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Also, included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rates and collateral, as those prevailing at the time for other customers of the Bank, and did not involve more than normal risk of collectibility or present other unfavorable features.

Total loans to all executive officers and directors, including immediate family and business interests, at December 31, were as follows (tabular amounts in thousands):

	December 31,	
	2001	2000
Balance, beginning of year	$ 1,215	$ 1,213
New loans	237	372
Less loan payments	282	370
Balance, end of year	$ 1,170	$ 1,215

NOTE 14 - EMPLOYEE BENEFIT PLAN

The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum of one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one-hundred percent of employee contributions up to three percent of employee salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2001, 2000, and 1999, $426,000, $404,000 and $423,000, respectively, were charged to operations under the plan.

Supplemental benefits are provided to certain key officers under The Conway National Bank Executive Supplemental Income Plan (ESI) and the Long-Term Deferred Compensation Plan (LTDC). These plans are not qualified under the Internal Revenue Code. The plans are unfunded. However, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows (dollar amounts in thousands):

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital (to risk weighted assets)	$ 52,540	16.62 %	$ 25,286	8.00 %	$ 31,608	10.00 %
Tier I Capital (to risk weighted assets)	48,777	15.43	12,643	4.00	18,965	6.00
Tier I Capital (to average assets)	48,777	9.69	20,134	4.00	25,168	5.00
As of December 31, 2000						
Total Capital (to risk weighted assets)	$ 48,965	16.22 %	$ 24,151	8.00 %	$ 30,189	10.00 %
Tier I Capital (to risk weighted assets)	45,191	14.97	12,076	4.00	18,114	6.00
Tier I Capital (to average assets)	45,191	9.79	18,457	4.00	23,072	5.00

NOTE 16 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31 (amounts in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 27,895	$ 27,895	$ 20,239	$ 20,239
Federal funds sold	3,950	3,950	9,875	9,875
Investment securities available for sale	140,007	140,007	87,581	87,581
Investment securities held to maturity	20,705	21,312	42,215	42,506
Other investments	1,394	1,394	1,394	1,394
Loans	296,607	294,012	295,648	283,305
FINANCIAL LIABILITIES				
Deposits	410,643	411,150	390,730	390,654
Federal Home Loan Bank advances	1,485	1,615	1,650	1,650
Securities sold under repurchase agreements	32,821	32,821	22,567	22,567
U.S. Treasury demand notes	653	653	1,834	1,834
OFF BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	25,819	25,819	21,042	21,042
Standby letters of credit	3,488	3,488	1,040	1,040

NOTE 17 - PARENT COMPANY INFORMATION

Following is condensed financial information of CNB Corporation (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2001	2000
ASSETS		
Cash	$ 5,248	$ 4,776
Investment in subsidiary	50,212	45,289
Land	1,006	1,006
Other assets	37	37
	$ 56,503	$ 51,108
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 2,507	$ 2,502
Stockholders' equity (net of $221 and $304 of treasury stock)	53,996	48,606
	$ 56,503	$ 51,108

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2001	2000	1999
INCOME			
Dividend from bank subsidiary	$ 2,903	$ 2,905	$ 2,515
EXPENSES			
Sundry	54	40	38
Income before equity in undistributed net income of bank subsidiary	2,849	2,865	2,477
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	3,586	3,446	3,628
Net income	$ 6,435	$ 6,311	$ 6,105

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 6,435	$ 6,311	$ 6,105
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiary	(3,586)	(3,446)	(3,628)
Net cash provided by operating activities	2,849	2,865	2,477
INVESTING ACTIVITIES			
Purchase of land	-	(1,006)	(786)
Proceeds from the sale of land	-	786	245
Net cash used for investing activities	-	(220)	(541)
FINANCING ACTIVITIES			
Dividends paid	(2,502)	(2,086)	(2,090)
Cash in lieu of fractional shares on stock split	-	(20)	
Treasury stock transactions, net	125	(4)	(72)
Net cash used for financing activities	(2,377)	(2,110)	(2,162)
Net increase (decrease) in cash	472	535	(226)
CASH, BEGINNING OF THE YEAR	4,776	4,241	4,467
CASH, END OF THE YEAR	$ 5,248	$ 4,776	$ 4,241

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2001 and 2000 is as follows (amounts, except per share data, in thousands):

	Quarter ended			
2001	March 31	June 30	September 30	December 31
Interest income	$ 8,907	$ 8,647	$ 8,423	$ 7,986
Interest expense	4,404	4,080	3,455	2,883
Net interest income	4,503	4,567	4,968	5,103
Provision for loan losses	190	130	210	95
Net interest income after provision for loan losses	4,313	4,437	4,758	5,008
Noninterest income	1,133	1,430	1,422	1,352
Noninterest expenses	3,465	3,544	3,486	4,111
Income before income taxes	1,981	2,323	2,694	2,249
Income taxes	615	714	800	683
Net income	$ 1,366	$ 1,609	$ 1,894	$ 1,566
Net income per share	$ 1.91	$ 2.25	$ 2.65	$ 2.19
Weighted average shares outstanding	714,790	714,702	714,626	714,618

	Quarter ended			
2000	March 31	June 30	September 30	December 31
Interest income	$ 8,301	$ 8,491	$ 8,646	$ 8,837
Interest expense	3,420	3,501	3,791	4,113
Net interest income	4,881	4,990	4,855	4,724
Provision for loan losses	240	240	170	170
Net interest income after provision for loan losses	4,641	4,750	4,685	4,554
Noninterest income	1,027	1,144	1,222	1,169
Noninterest expenses	3,332	3,379	3,438	3,812
Income before income taxes	2,336	2,515	2,469	1,911
Income taxes	771	814	804	531
Net income	$ 1,565	$ 1,701	$ 1,665	$ 1,380
Net income per share	$ 2.19	$ 2.38	$ 2.32	$ 1.93
Weighted average shares outstanding	715,906	715,712	715,746	715,260

CNB Corporation and Subsidiary

Board of Directors:

James W. Barnette, Jr.
Surfside Rent Mart, Inc.

Harold G. Cushman, Jr.
Retired President of Dargan Construction Company

Willis J. Duncan
Chairman of the Board of CNB Corp. and The Conway National Bank

W. Jennings Duncan
President of CNB Corp. and The Conway National Bank

Paul R. Dusenbury
Treasurer of CNB Corp. and Vice President and Cashier of The Conway National Bank

G. Heyward Goldfinch
Retired Funeral Director

Robert P. Hucks
Executive Vice President of CNB Corp. and The Conway National Bank

Richard M. Lovelace, Jr.
Attorney

John K. Massey
Retired Wholesale Grocer

Howard B. Smith, III
Executive in Residence for the Wall College of Business, Coastal Carolina University

CNB Corporation Officers:

Willis J. Duncan
Chairman of the Board

W. Jennings Duncan
President

Robert P. Hucks
Executive Vice President

Paul R. Dusenbury
Treasurer

Virginia B. Hucks
Secretary

The Conway National Bank Officers:

Willis J. Duncan
Chairman of the Board

W. Jennings Duncan
President

Robert P. Hucks
Executive Vice President

Paul R. Dusenbury
Vice President and Cashier

W.G. Holt, Jr.
Vice President

Marion E. Freeman, Jr.
Vice President

M. Terry Hyman
Vice President

William R. Benson
Vice President

Phillip H. Thomas
Vice President

Raymond Meeks
Vice President

A. Mitchell Godwin
Vice President

Jackie C. Stevens
Vice President

L. Ford Sanders, II
Vice President

Dana P. Arneman, Jr.
Vice President

Betty M. Graham
Vice President

Ernest J. Lareau
Vice President

D. Richard Causey
Vice President

F. Timothy Howell
Vice President

E. Wayne Suggs
Vice President

Bryan T. Huggins
Assistant Vice President

Janice C. Simmons
Assistant Vice President

Patricia C. Catoe
Assistant Vice President

Gail S. Sansbury
Assistant Vice President

W. Michael Altman
Assistant Vice President

Boyd W. Gainey, Jr.
Assistant Vice President

L. Ray Wells
Assistant Vice President

W. Page Ambrose
Assistant Vice President

Roger L. Sweatt
Assistant Vice President

Linda Key Benton
Assistant Vice President

Virginia B. Hucks
Assistant Vice President

William C. Purvis
Assistant Vice President

Nadine S. Hyman
Assistant Cashier and Assistant Operations Officer

Debra B. Johnston
Assistant Cashier and Branch Manager

Helen A. Johnson
Assistant Cashier and Branch Manager

Elaine H. Hughes
Assistant Cashier

Sherry S. Sawyer
Assistant Cashier

Rebecca G. Singleton
Assistant Cashier

Josephine C. Fogle
Assistant Cashier

Gwynn D. Branton
Assistant Cashier

Jeffrey P. Singleton
Assistant Cashier

Freeman Holmes
Assistant Cashier

Timothy L. Phillips
Assistant Cashier

Doris B. Gasque
Assistant Cashier

Carlton A. Terry
Assistant Cashier

James A. Hansen
Assistant Cashier

T. Kim Sauls
Branch Manager

The Conway National Bank Managers and Supervisors:

Peggy V. Anderson
Branch Operations Manager

Russell L. Brown
Purchasing Supervisor

Carol M. Butler
Branch Operations Manager

Janet F. Carter
Loan Supervisor

Pamela M. Clifton
Loan Supervisor

Sylvia G. Dorman
Branch Operations Manager

Dana M. Gasque
Loan Supervisor

Jennie L. Hyman
Savings Supervisor

Suzette G. Jackson
Branch Operations Manager

Marsha S. Jordan
Loan Operations Manager

Caroline P. Juretic
Branch Operations Manager

Margaret C. Kamp
Loan Supervisor

Steven D. Martin
Network Manager

Ivey J. Onley
Maintenance Supervisor

Tammy S. Scarberry
Loan Supervisor

Catherine A. Silvey
Branch Operations Manager

Karen C. Singleton
Branch Operations Manager

Jackie S. Siratt
Loan Supervisor

Bonita H. Smalls
Customer Service Manager

Wanda A. Tompkins
Branch Operations Manager

Christopher D. Wright
Personnel Supervisor

The Conway National Bank Staff: Third Avenue

Rhonda E. Alford
William M. Altman
Jonathan M. Ammons
Charles E. Anderson
Jessica C. Anderson
Kristina L. Baker
Penny L. Baker
Angie R. Bell
William R. Benson
Almona Beverly
Gwynn D. Branton
Christy L. Broughton
Jeremy D. Brown
Russell L. Brown
Betty H. Buckwell
Carol M. Butler
Tammy C. Calder
Deanna S. Cannon
Frances E. Carroll
Patricia C. Catoe
Richard Causey
Tyres T. Compton
Candyce M. Cooper
Emma J. Deberry
Christine D. Dukes
W. Jennings Duncan, IV
Willis J. Duncan
Paul R. Dusenbury
Kristi S. Edwards
Regina A. Feagin
Josephine C. Fogle
Boyd W. Gainey
Doris B. Gasque
A. Mitchell Godwin
W. Eugene Gore
Betty M. Graham
Sheila A. Graham
Heather I. Grooms
Theresa R. Hall
Adrienne W. Harrelson
Cynthia C. Harrelson
Mary S. Harrelson
Amanda J. Harrington
Vickie D. Hearl
Lawanda Hickman
Sue D. Hilbourn
Anita C. Hinson
Freeman R. Holmes, Jr.
William G. Holt, Jr.
F. Timothy Howell
Donald S. Hucks
Robert P. Hucks
Virginia B. Hucks
Bryan T. Huggins
Elaine H. Hughes
Jennie L. Hyman
Nadine S. Hyman
Renee M. Hyman
M. Terry Hyman
Judith M. James
Gloria B. Johnson
Jennifer D. Johnson
Gail S. Jordan
Janel T. Jordan
Kendra G. Jordan
Marsha S. Jordan
Pamela B. Lane
Richard H. Lawhon
Jessica E. Lewis
Patsy H. Martin
Steven D. Martin
Jennifer M. McClellan
Raymond D. Meeks
Sylvia J. Miller
Alice S. Nelson
Ivey J. Onley
Barbara H. Pate
Vivian C. Perritt
Timothy L. Phillips
William C. Purvis
Cynthia J. Richardson
Elisa L. Richardson
Sara C. Richardson
L. Ford Sanders, II
Lora A. Sanders
Gail S. Sansbury
Beverly C. Sasser
Sherry S. Sawyer
Catherine J. Shelley
Gary A. Singleton
Jeffrey P. Singleton
Rebecca A. Singleton
Jackie S. Siratt
Patricia D. Sisco
Shonda G. Skipper
Bonita H. Smalls
Joyce J. Smith
David W. Sorrells
Crystal S. Squires
Jackie C. Stevens
E. Wayne Suggs
Roger L. Sweatt
Mary A. Tanner
Carlton A. Terry
Phillip H. Thomas
Lisa B. Thompkins
Amy S. Todd
Cynthia D. Townsend
James R. Turner
Sheila F. Worrell
Christopher D. Wright

SURFSIDE

Maryann Balak
Linda Kay Benton
Kirsten N. Farley
Patricia G. Hilliard
Helen J. Johnson
Virginia D. Koblitz
Frances L. Kopp
Ernie J. Lareau
Jennifer R. Mixon
Marilyn B. Oglesby
Joyce W. Poston
Jesse C. Williamson

NORTHSIDE

Peggy V. Anderson
Donna D. Brookshire
Dawn L. DePencier
Amber N. Fogle
James A. Hansen
Sue T. Knitz
Melissa G. Norkus
Summer N. Tyler

MAIN STREET

Sylvia G. Dorman
Shelba J. Jordan
Geraldine P. Owens

COASTAL CENTRE

Janet F. Carter
Charlotte A. Dunn
Alison L. Greene
Lori A. Hagerud
Jonathan L. Jenerette
Jennifer A. Pruett
Teena M. Scarcelli
Linda F. Smith
Wanda A. Tompkins
Dominique J. Vereen
Jo Ann S. Ward

RED HILL

Amber M. Alsdorf
Amy N. Bryant
Patty J. Elvis
Vicky D. Grissett
Susan C. Hucks
Melissa L. Jenkins
Marcie T. Shannon
Janice C. Simmons
Karen C. Singleton

SOCASTEE

Stacey D. Chapman
Robyn A. DeLamar
Debra B. Johnston
Teresa A. Kuhnert
Pamela A. Lampley
Suzanne M. Mays
Sheri L. Polasky
Catherine A. Silvey

AYNOR

W. Page Ambrose
Eva L. Hucks
Kimberly A. Lawson
Stephanie D. Owens
Rachael E. Richardson
Renee R. Roberts

MYRTLE BEACH

Courtney L. Anderson
Kimberly L. Blevins
Pamela M. Clifton
Marion E. Freeman, Jr.
Dana M. Gasque
Connie S. Howard
Suzette B. Jackson
Margaret C. Kamp
Krista King
Jackie M. Lee
Karen R. Martin
Tammy S. Scarberry
Crystal K. Spradlin
Carmen L. Thorpe
Tracy J. Vereen
Laurence R. Wells
Melissia H. Wilson

WEST CONWAY

Angela D. Allen
Paula H. Allen
Mellonie O. Doyle
Marceinia R. Goff
Amy L. Hyman
Emily J. Lewis
Treasa K. Sauls

MURRELLS INLET

Dana P. Arneman, Jr.
Amanda M. Bair
Sandy A. Fusco
Caroline P. Juretic
Kimberly A. Mann
Crystal L. Woods

PART-TIME EMPLOYEES

Matthew Bennett
Rebecca H. Cribb
Melissa A. DuBose
Jessica M. Foster
Rebecca Hardee
Donna B. Hinson
Tiffany L. Johnson
James P. Jordan, III
Ginger E. Larrimore
Ashley M. Lawson
Heather N. Martin
Bradley M. McNeill
Natalie D. Prosser
Robin L. Siratt
M. Korrene Tanner
Sherri W. Thompkins
Georgette R. Timmons
Susie Todd
Andrea N. Tyler
Dorothy G. Tyson
Mary E. Underwood

OFFICES

Main Office
P.O. Box 320
1400 Third Avenue
Conway, SC 29528
248-5721 / 238-2600

Surfside Beach
P.O. Box 15069
425 Highway 17 & 5th Avenue North
Surfside Beach, SC 29587
238-5125

Northside
9726 Highway 17 North
Myrtle Beach, SC 29572
449-3373

Main Street
P.O. Box 320
309 Main Street
Conway, SC 29528
248-4008

Coastal Centre
P.O. Box 320
1212 16th Avenue
Conway, SC 29528
248-5751

Red Hill
P.O. Box 320
1360 Highway 501
Conway, SC 29528
347-4601

Socastee
Highway 17 Bypass South
3591 North Gate Road
Myrtle Beach, SC 29577
293-4422

Aynor
P.O. Box 400
2605 Highway 501
Aynor, SC 29511
358-1600

Myrtle Beach
P.O. Drawer 8249
1353 21st Avenue North
Myrtle Beach, SC 29578
626-4441

West Conway
P.O. Box 320
2810 Church Street
Conway, SC 29528
365-4500

Murrells Inlet
P.O. Box 2490
4345 Highway 17 Bypass
Murrells Inlet, SC 29576